Exhibit 12

PATRICK INDUSTRIES, INC.

STATEMENT OF COMPUTATION OF OPERATING RATIOS

Operating ratios that appear in this Form 10-K, including cost of goods sold, gross profit, warehouse and delivery expenses, selling, general and administrative expenses, operating income, and net income were computed by dividing the respective amounts by net sales for the periods indicated.